Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (in millions, except ratios)

	2012	2013	2014	2015	2016	2017
Earnings (loss) before taxes, minority interests in consolidated subsidiaries, and income or loss from equity investees
Earnings (loss) before taxes	815.1	(216.9)	(836.1)	(2,163.0)	(615.7)	(318.0)
Earnings (loss) before taxes from discontinued operations		(178.3)	(177.9)	(599.7)	18.8	—
Add: (Income)/Loss from minority interests in consolidated subsidiaries	—	28.1	—	—	0.4	9.7
Add: (Income)/Loss from equity investees	(50.6)	3.9	7.1	17.5	—	—

Add: Fixed charges	40.4	60.2	83.9	97.3	88.9	86.1
Amortization of capitalized interest*	1.4	2.1	3.1	3.1	2.8	2.7
Gain (loss) from equity investees	50.6	(3.9)	(7.1)	(17.5)	—	—
Gain (loss) attributable to non-controlling interests	—	(28.1)	—	—	(0.4)	(9.7)
Less: Capitalized interest	(30.3)	(48.5)	(27.8)	(6.4)	(6.5)	(11.3)
Total earnings (loss) available for fixed charges	826.6	(381.5)	(954.8)	(2,668.7)	(511.6)	(240.5)

Fixed charges:
Interest expense	10.1	2.0	53.7	87.9	79.5	72.7
Amortiztion of deferred financing costs	—	9.6	2.3	3.0	2.9	2.1
Capitalized interest	30.3	48.5	27.8	6.4	6.5	11.3
Total fixed charges	40.4	60.2	83.9	97.3	88.9	86.1

Ratio of earnings to fixed charges	20.44	— (1)	— (1)	— (1)	— (1)	— (1)

(1) Due to our losses for the years ended December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016, and December 31, 2017, the ratio was negative for these periods.